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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549,,OMB Number:
   3235-0058
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May 31, 1997
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FORM 12b-25,,
,,SEC FILE NUMBER
0-107-37
,,
NOTIFICATION OF LATE FILING,,
,,,,CUSIP NUMBER
86368910 5
(Check One):   Form 10-K    Form 20-F    Form 11-K    Form 10-Q
Form N-SAR,,


          For Period Ended: August 31, 1995
          [  ] Transition Report on Form 10-K
          [  ] Transition Report on Form 20-F
          [  ] Transition Report on Form 11-K
          [  ] Transition Report on Form 10-Q
          [  ] Transition Report on Form N-SAR
          For the Transition Period Ended:



Read Instruction (on back page) Before Preparing Form.  Please
Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



If the notification relates to a portion of the filing checked above, identify the
Item(s) to which the notification relates:




PART I  REGISTRANT INFORMATION

Golden Pharmaceuticals, Inc.

Full Name of Registrant

Former Name if Applicable
1313 Washington Avenue
Address of Principal Executive Office (Street and Number)
Golden, Colorado  80401
City, State and Zip Code

PART II  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the
following should be completed.  (Check box if appropriate)

,(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


X,(b)     The subject annual report, semi-annual report,
transition report
      on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion
thereof,
      will be filed on or before the fifteenth calendar day
following
      the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on
      or before the fifth calendar day following the prescribed
due date;and
,(c)   The accountant's statement or other exhibit required by
Rule
      12b-25(c) has been attached if applicable.


PART III  NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F,
11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Please See Attached.          (Attach Extra Sheets if
Needed)

PART IV  OTHER INFORMATION

(1),Name and telephone number of person to contact in regard to this notification,

,Glen H. Weaver
(Name), (303)
(Area Code), 279-9375
(Telephone Number)
,,
(2),Have all other periodic reports required under
Section 13 or 15(d) of the Securities Exchange
Act of 1934 or Section 30 of the Investment
Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
,


  Yes       No
,,
(3),Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?,

  Yes       No
,
,If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.





                   Golden Pharmaceuticals, Inc.


           (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   November 29, 1995 By   /s/ Glen H. Weaver
                         Glen H. Weaver, Vice President, Finance

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

,                           ATTENTION,

Intentional misstatements or omissions of fact constitute Federal
 Criminal Violations (See 18 U.S.C. 1001).




                       GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities
      Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549,
in
      accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.   Amendments to the notifications must also be filed on form
12b-25
      but need not restate information that has been correctly furnished.
      The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (232.201 or 232.202 of this chapter) or apply for an adjustment
      in filing date pursuant to Rule 13(b) of Regulation S-T
(232.13(b)
      of this chapter).

PART III - NARRATIVE

          On August 7, 1995, the Registrant acquired all of the outstanding capital stock of Quality Care Pharmaceuticals, Inc., a California corporation ("QCP") (the "Acquisition")
for an
     aggregate purchase price of $3,718,750. For accounting purposes, the Registrant accounted for the Acquisition as a purchase.
As a
     result of this accounting treatment, the Registrant has to make extensive adjustments to the financial statements for the year ended
     August 31, 1995. Therefore the Registrant is unable to timely complete the information required for the presentation of its Annual
Report
     on Form 10-KSB for the fiscal year ended August 31, 1995.
PART IV - OTHER INFORMATION

3. The Acquisition will have a significant impact on the balance sheet of the Registrant, however, results of operations will only be impacted by QCP operations for the period August 1, 1995 to August 31, 1995. In addition, net income decreased $350,538 or 26.4%
     for the fiscal year ended August 31, 1995 as compared to the fiscal year ended August 31, 1994 primarily as a result of a lesser amount being recorded as a tax benefit relating to the Registrant's net operating loss carryforward in the current period.

          Anticipated condensed financial information for the
Registrant
     is as follows:
                                       08-31-95          08-31-94

     Balance Sheets

          Current Assets             $ 2,656,600       $
952,584
          Property, Plant and Equipment             1,076,946
            497,148
          Other Assets                 4,173,735
65,757
                                     $ 8,079,905       $
1,515,489

          Current Liabilities        $ 2,040,931       $
428,703
          Other Liabilities            4,493,681
562,568
          Equity                   1,545,293             524,218
                                 $ 8,079,905         $ 1,515,489

     Income Statements

          Revenues               $ 4,412,377         $ 3,451,020
          Costs and expenses (net of
            income tax benefit)                3,533,480
          2,198,468
          Net Income                 $   978,574*      $
1,329,112**

     Net Income per common share             $       0.01
        $       0.01

     _____________
      * After extraordinary item of $99,677.
     ** After extraordinary item of $76,560.
                        November 30, 1995



United States Securities
 and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn: Filing Desk

     Re:  Golden Pharmaceuticals, Inc.

Ladies and Gentlemen:

     Pursuant to Rule 12b-25 of the Securities Exchange Act of
1934,
submitted herewith for filing is Golden Pharmaceuticals, Inc.'s
Form
12b-25 Notification of Late Filing of Form 10-KSB for the fiscal year ended August 31, 1995.

     This filing is being effected by direct transmission to the Securities and Exchange Commission's Operational EDGAR System.

     Please contact the undersigned at (303) 297-2400 if there are any questions.

                            Sincerely,

                            /s/ Deborah A. Hogan

                            Deborah A. Hogan